Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

September 16, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Violin Memory, Inc.
Registration Statement on Form S-1 (File No. 333-190823)

Dear Ms. Jacobs:

Violin Memory, Inc. (the “Registrant”) hereby provides the following supplemental information in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated September 12, 2013. The number of the response and the heading set forth below correspond to the numbered comment and heading in the letter from the Staff. The Registrant previously responded to the other comment contained in the letter from the Staff in a prior communication. This letter addresses the remaining comment from the Staff not previously addressed by the Registrant.

Consolidated Financial Statements

Note 9. Related-Party Transactions

Toshiba

2.

We note that in July 2013, you signed a development agreement with Toshiba for the development of PCIe cards and the sale of sample cards. Please describe for us, in greater detail, how you will account for the agreement including whether you have one, or more than one, unit of accounting and the revenue recognition methodology you are applying to each unit of accounting.

September 16, 2013

As part of your response, please tell us the authoritative accounting literature you relied upon when determining your accounting.

Response: The Registrant intends to rely upon ASC 605-25, which defines deliverables as “products, services or rights to use assets”. In order to identify individual deliverables, the Registrant considered: (i) whether payments are tied to the delivery/performance of a specific product/service; (ii) whether the cost of delivering/performing a specific product/service is more than insignificant in relation to other items in the arrangement; and (iii) whether the customer allocates significant value to the product/service even if the cost is insignificant. Further, the Registrant considered the Staff’s comments at the 2007 AICPA National Conference on Current SEC and PCAOB Developments: (a) The item is explicitly referred to as an obligation of the vendor in a contractual arrangement; (b) the item requires a distinct action by the vendor; and (c) the failure to perform by the vendor would result in a significant contractual penalty; or the arrangement fee would vary by more than an insignificant amount if the item is included or excluded from the arrangement.

The Registrant determined that the following deliverables are present in this arrangement for accounting purposes:

Accounting Deliverable	Unit of Account	Contract Price

Development services with six individual development service milestones	Development of PCIe cards milestone	$8 Million

Product purchases of PCIe cards	Each PCIe card	$8 Million

Support services for PCIe cards	Support services	$0

The Registrant evaluated all deliverables in the arrangement to determine whether they represent separate units of account. There is no general right of return as it relates to deliverables in this arrangement. When applying ASC 605-25 for a delivered item to be considered a separate unit of account, ASC 605-25-25-5 defines the criteria for standalone value as:

•	The deliverable is sold separately by any vendor.

•	The customer could resell the deliverable on a standalone basis.

September 16, 2013

Deliverable	Standalone Value

Development of PCIe cards:

The Registrant determined that this deliverable met both the aforementioned criteria for separate unit of account under ASC 605-25.

Toshiba is paying the Registrant for the successful development of customized PCIe cards per their contractual specifications. The agreement specifies certain milestones. The amount earned upon the acceptance of each milestone is non-refundable and has no future obligations or deliverables related to it. Each milestone has economic benefit to Toshiba.

The development of PCIe cards for Toshiba could be performed by other PCIe card manufacturers in the industry as the technology to develop PCIe cards exists in the market today. If Toshiba were to develop this technology on their own, they would need to conduct their own original development. Given that the Registrant uses Toshiba NAND in their products and has conducted years of research and development in this space, Toshiba benefits from the Registrant’s expertise. Toshiba could further benefit from this arrangement through a shortened time to market for the development of this technology to their specifications utilizing their NAND products. Other PCIe manufacturers or Toshiba themselves have the ability to develop this technology; however, the use of another vendor could lengthen the time to market for this technology.

Sample product sales – tangible product	Flash memory PCIe cards are available from a variety of other vendors and each card qualifies as a separate unit of account.

Support services on product sales (Through August 31, 2014).	Support services are generally sold separately by other vendors and qualify as a separate unit of account.

The Registrant will perform a relative selling price allocation based on the standalone sales price for each of these deliverables subject to any limitation related to contingent revenue as defined in ASC 605. The standalone sales price of these elements will be based on the best estimated selling price.

The Registrant will recognize revenue for each deliverable under ASC 605 and SAB Topic 13. The development of PCIe cards services will be recognized on a milestone basis upon the acceptance of each milestone from Toshiba. The Registrant determined that each milestone under the agreement was substantive in accordance with ASC 605-28. Sample product sales will be recognized upon shipment and support services will be recognized over the related contractual term.

September 16, 2013

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.

Donald G. Basile, President and Chief Executive Officer

Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP

Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Jorge del Calvo, Esq.

Heidi Mayon, Esq.